SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 28, 2020

(Date of earliest event reported)

Commission File No.: 0-25969



URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. Results of Operations and Financial Condition.

Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended March 31, 2020. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated May 28, 2020 Urban One, Inc. Reports First Quarter Results.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 contain forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q, 10-Q/A and other filings with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

/s/ Peter D. Thompson
June 02, 2020   Peter D. Thompson
                                                              Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

May 28, 2020
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

URBAN ONE, INC. REPORTS FIRST QUARTER RESULTS

Washington, DC: - Urban One, Inc. (NASDAQ: UONEK and UONE) today reported its results for the quarter ended March 31, 2020. Net revenue was approximately $94.9 million, a decrease of 3.6% from the same period in 2019. Broadcast and digital operating income[1] was approximately $37.6 million, an increase of approximately $4.3 million from the same period in 2019. The Company reported an operating loss of approximately $27.3 million for the three months ended March 31, 2020, compared to operating income approximately $14.8 million for the same period in 2019. Net loss was approximately $23.2 million or $0.51 per share (basic) compared to net loss of approximately $3.1 million or $0.07 per share (basic) for the same period in 2019. Adjusted EBITDA[2] was approximately $32.3 million for the three months ended March 31, 2020, compared to approximately $27.7 million for the same period in 2019.

Alfred C. Liggins, III, Urban One's CEO and President stated, "We got off to a great start to the year, with robust political advertising pushing same station revenues to +3.2% and +13.2% for January and February respectively. Then the impact of COVID-19 hit our radio markets, and March rapidly turned from positive to finish -14.1%. Despite this, we were able to post double digit Adjusted EBITDA growth for the quarter, and this is a testament to both our diversified mix of assets and the dedication and skill of our employees. On a same station basis, radio advertising for April was down 58.3%, and Q2 is pacing -57.3%. Both local and national advertising is impacted by broadly similar percentages. Like many other businesses, we were forced to reduce fixed costs by means of furloughs, layoffs, significant salary cuts, and reduction of all discretionary expenditure. Our diverse mix of assets will help us through this crisis; in particular our Cable TV and Digital segments are not impacted to the same extent as radio, and due to a combination of strong ratings, deferred programming and marketing expenses plus other cost cuts, we expect the TV segment to deliver incremental EBITDA to help offset some of the declines in radio. Liquidity remains strong, and I believe we have seen a floor in the revenue declines. As markets begin to re-open State by State, we intend to partner with our clients using all of our platforms to help them re-start their businesses and serve their communities in these unprecedented times."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended March 31,			
	2020		2019	
	(unaudited)			
	(in thousands, except share data)			
NET REVENUE	$	94,875	$	98,449
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation		27,862		31,517
Selling, general and administrative, excluding stock-based compensation		29,377		33,567
Corporate selling, general and administrative, excluding stock-based compensation		8,332		9,784
Stock-based compensation		393		511
Depreciation and amortization		2,548		8,274
Impairment of long-lived assets		53,650		-
Total operating expenses		122,162		83,653
Operating (loss) income		(27,287)		14,796
INTEREST INCOME		8		23
INTEREST EXPENSE		19,138		20,830
OTHER INCOME, net		(1,504)		(1,721)
Loss before benefit from income taxes and noncontrolling interest in income of subsidiaries		(44,913)		(4,290)
BENEFIT FROM INCOME TAXES		(21,855)		(1,311)
CONSOLIDATED NET LOSS		(23,058)		(2,979)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		129		125
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(23,187)	$	(3,104)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(23,187)	$	(3,104)
Weighted average shares outstanding - basic[3]		45,228,164		45,001,767
Weighted average shares outstanding - diluted[4]		45,228,164		45,001,767

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		Three Months Ended March 31,		
		2020		2019
PER SHARE DATA - basic and diluted:		(unaudited)		(unaudited)
		(in thousands, except per share data)		
Consolidated net loss attributable to common stockholders (basic)	$	(0.51)	$	(0.07)
Consolidated net loss attributable to common stockholders (diluted)	$	(0.51)	$	(0.07)
SELECTED OTHER DATA				
Broadcast and digital operating income [1]	$	37,636	$	33,365
Broadcast and digital operating income margin (% of net revenue)		39.7%		33.9%
Broadcast and digital operating income reconciliation:				
Consolidated net loss attributable to common stockholders	$	(23,187)	$	(3,104)
Add back non-broadcast and digital operating income items included in consolidated net loss:				
Interest income		(8)		(23)
Interest expense		19,138		20,830
Benefit from income taxes		(21,855)		(1,311)
Corporate selling, general and administrative expenses		8,332		9,784
Stock-based compensation		393		511
Other income, net		(1,504)		(1,721)
Depreciation and amortization		2,548		8,274
Noncontrolling interest in income of subsidiaries		129		125
Impairment of long-lived assets		53,650		-
Broadcast and digital operating income	$	37,636	$	33,365
Adjusted EBITDA[2]	$	32,260	$	27,716
Adjusted EBITDA reconciliation:				
Consolidated net loss attributable to common stockholders:	$	(23,187)	$	(3,104)
Interest income		(8)		(23)
Interest expense		19,138		20,830
Benefit from income taxes		(21,855)		(1,311)
Depreciation and amortization		2,548		8,274
EBITDA	$	(23,364)	$	24,666
Stock-based compensation		393		511
Other income, net		(1,504)		(1,721)
Noncontrolling interest in income of subsidiaries		129		125
Employment Agreement Award, incentive plan award expenses and other compensation		1,212		1,909
Contingent consideration from acquisition		(72)		77
Severance-related costs		326		420
Cost method investment income from MGM National Harbor		1,490		1,729
Impairment of long-lived assets		53,650		-
Adjusted EBITDA	$	32,260	$	27,716

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	March 31, 2020	December 31, 2019
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 66,390	$ 33,546
Intangible assets, net	827,191	881,708
Total assets	1,223,744	1,249,919
Total debt (including current portion, net of original issue discount and issuance costs)	892,509	876,253
Total liabilities	1,054,784	1,056,280
Total stockholders' equity	158,668	183,075
Redeemable noncontrolling interest	10,292	10,564

	March 31, 2020	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2017 Credit Facility, net of original issue discount and issuance costs of approximately $5.0 million (subject to variable rates) *(a)*	$ 314,821	5.00%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $2.2 million (fixed rate)	347,824	7.375%
2018 Credit Facility, net of original issue discount and issuance costs of approximately $3.5 million (fixed rate)	151,712	12.875%
MGM National Harbor Loan, net of original issue discount and issuance costs of approximately $2.0 million (fixed rate)	50,652	11.00%
Asset-backed credit facility (subject to variable rates) (a)	27,500	2.50%

(a) Subject to variable Libor or Prime plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 10-Q/A, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

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Beginning in March 2020, the Company noted that the COVID-19 pandemic and the resulting government stay at home orders across the markets in which we operate were dramatically impacting certain of the Company's revenues. Most notably, a number of advertisers across significant advertising categories have reduced or ceased advertising spend due to the outbreak and stay at home orders which effectively shut many businesses down. This was particularly true within our radio segment which derives substantial revenue from local advertisers who have been particularly hard hit due to social distancing and government interventions. Further, the COVID-19 outbreak has caused the postponement of our 2020 Tom Joyner Foundation Fantastic Voyage cruise and impaired ticket sales and/or caused the postponement of other tent pole special events. We do not carry business interruption insurance to compensate us for losses that may occur as a result of any of these interruptions and continued impacts from the COVID-19 outbreak. Continued or future outbreaks and/or the speed at which businesses reopen in the markets in which we operate could have material impacts on our liquidity and/or operations including causing potential impairment of assets and of our financial results.

Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended March 31,			
	2020	2019	$ Change	% Change
	(Unaudited)			
	(in thousands)			
Net Revenue:				
Radio Advertising	$ 38,417	$ 42,374	$ (3,957)	-9.3%
Political Advertising	2,404	123	2,281	1854.5%
Digital Advertising	6,289	7,437	(1,148)	-15.4%
Cable Television Advertising	21,033	20,193	840	4.2%
Cable Television Affiliate Fees	26,207	27,475	(1,268)	-4.6%
Event Revenues & Other	525	847	(322)	-38.0%
Net Revenue (as reported)	$ 94,875	$ 98,449	$ (3,574)	-3.6%

Net revenue decreased to approximately $94.9 million for the quarter ended March 31, 2020, from approximately $98.4 million for the same period in 2019. Net revenues from our radio broadcasting segment decreased 5.0% compared to the same period in 2019. We experienced net revenue declines most significantly in our Baltimore, Cleveland, Detroit, Indianapolis, and St. Louis markets, with our Charlotte, Columbus and Philadelphia markets experiencing growth for the quarter. The declines in Detroit were driven by the previously announced sale of our Detroit WDMK-FM station as of August 31, 2019. Same station net revenue, excluding political, from our radio broadcasting segment decreased 5.7% compared to the same period in 2019. We recognized approximately $47.5 million of revenue from our cable television segment during the three months ended March 31, 2020, compared to approximately $47.8 million for the same period in 2019. Net revenue from our Reach Media segment decreased 4.1% for the quarter ended March 31, 2020, compared to the same period in 2019. Finally, net revenues for our digital segment decreased approximately $1.1 million for the three months ended March 31, 2020, compared to the same period in 2019, primarily due to a decrease in direct revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, decreased to approximately $65.6 million for the quarter ended March 31, 2020, down 12.4% from the approximately $74.9 million incurred for the comparable quarter in 2019. The overall operating expense decrease was driven primarily by lower programming and technical expenses, lower selling, general and administrative expenses and lower corporate selling, general and administrative expenses. The decrease in programming and technical expenses was primarily driven by lower program content amortization expense at our cable television segment. The decrease in selling, general and administrative expenses is primarily from our radio broadcasting segment and our cable television segment as a result of lower marketing spend.

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Depreciation and amortization expense decreased to approximately $2.5 million for the quarter ended March 31, 2020, compared to approximately $8.3 million for the same quarter in 2019. The decrease in expense is due to the mix of assets approaching or near the end of their useful lives, most notably certain of the Company's cable television affiliate agreements.

Interest expense decreased to approximately $19.1 million for the quarter ended March 31, 2020, compared to approximately $20.8 million for the same period in 2019. The Company made cash interest payments of approximately $13.9 million on its outstanding debt for the quarter March 31, 2020, compared to cash interest payments of approximately $13.2 million on its outstanding debt for the quarter ended March 31, 2019. As of March 31, 2020, the Company had approximately $27.5 million in borrowings outstanding on its ABL Facility.

The impairment of long-lived assets for the three months ended March 31, 2020, was related to a non-cash impairment charge of approximately $6.0 million recorded to reduce the carrying value of our Atlanta and Indianapolis market goodwill balances and a charge of approximately $47.7 million associated with our Atlanta, Cincinnati, Dallas, Houston, Indianapolis, Philadelphia, Raleigh, Richmond and St. Louis radio market broadcasting licenses.

The decrease in stock-based compensation for the three months ended March 31, 2020, compared to the same period in 2019, is primarily due to grants and vesting of stock awards for certain executive officers and other management personnel.

During the three months ended March 31, 2020, the benefit from income taxes increased to approximately $21.9 million compared to a benefit from income taxes of approximately $1.3 million for the three months ended March 31, 2019. The increase in the benefit from income taxes was primarily due to the application of the actual effective tax rate for the year to date and pre-tax loss of approximately $44.9 million during the quarter, and discrete tax provision adjustments to previously un-recognized deferred tax assets that the Company believes it can now benefit from in future periods. For the three months ended March 31, 2019, the benefit from income taxes consisted of deferred tax expense of approximately $1.3 million. The tax provision resulted in an effective tax rate of 48.7% and 30.6% for the three months ended March 31, 2020 and 2019, respectively. The Company did not pay taxes for the quarter ended March 31, 2020 and paid $91,000 in taxes for the quarter ended March 31, 2019.

Other income, net, was approximately $1.5 million and $1.7 million for the three months ended March 31, 2020 and 2019, respectively. We recognized other income in the amount of approximately $1.5 million and $1.7 million for the three months ended March 31, 2020 and 2019, respectively, related to our MGM investment.

The increase in noncontrolling interests in income of subsidiaries was due primarily to marginally higher net income recognized by Reach Media during the three months ended March 31, 2020 compared to the three months ended March 31, 2019.

Other pertinent financial information includes capital expenditures of approximately $1.4 million and $707,000 for the quarters ended March 31, 2020 and 2019, respectively.

During the three months ended March 31, 2020, the Company did not repurchase any shares of Class A common stock or Class D common stock. During the three months ended March 31, 2019, the Company repurchased 22,380 shares of Class A common stock in the amount of $50,000 and repurchased 369,000 shares of Class D common stock in the amount of $755,000.

The Company, in connection with its prior 2009 stock option and restricted stock plan and its current 2019 Equity and Performance Incentive Plan (the "2019 Plan"), is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the three months ended March 31, 2020, the Company executed a Stock Vest Tax Repurchase of 547,801 shares of Class D Common Stock in the amount of approximately $1.0 million. During the three months ended March 31, 2019, the Company executed a Stock Vest Tax Repurchase of 852,000 shares of Class D Common Stock in the amount of approximately $1.6 million.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three months ended March 31, 2020 and 2019 are included.

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| | | Three Months Ended March 31, 2020 | | | | |
| | | | (in thousands, unaudited) | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 94,875	$ 34,916	$ 6,689	$ 6,289	$ 47,497	$ (516)
OPERATING EXPENSES:						
Programming and technical	27,862	9,880	3,417	3,120	11,827	(382)
Selling, general and administrative	29,377	16,432	1,751	4,069	7,251	(126)
Corporate selling, general and administrative	8,332	-	718	-	1,322	6,292
Stock-based compensation	393	79	9	6	-	299
Depreciation and amortization	2,548	741	59	488	943	317
Impairment of long-lived assets	53,650	53,650	-	-	-	-
Total operating expenses	122,162	80,782	5,954	7,683	21,343	6,400
Operating (loss) income	(27,287)	(45,866)	735	(1,394)	26,154	(6,916)
INTEREST INCOME	8	-	-	-	-	8
INTEREST EXPENSE	19,138	3	-	79	1,919	17,137
OTHER INCOME, net	(1,504)	-	-	-	-	(1,504)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(44,913)	(45,869)	735	(1,473)	24,235	(22,541)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(21,855)	(9,849)	183	-	6,055	(18,244)
CONSOLIDATED NET (LOSS) INCOME	(23,058)	(36,020)	552	(1,473)	18,180	(4,297)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	129	-	-	-	-	129
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (23,187)	$ (36,020)	$ 552	$ (1,473)	$ 18,180	$ (4,426)
Adjusted EBITDA[2]	$ 32,260	$ 8,751	$ 803	$ (810)	$ 27,103	$ (3,587)

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| | Three Months Ended March 31, 2019 | | | | | |
| | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 98,449	$ 36,749	$ 6,973	$ 7,437	$ 47,823	$ (533)
OPERATING EXPENSES:						
Programming and technical	31,517	10,211	4,063	2,897	14,822	(476)
Selling, general and administrative	33,567	17,438	1,539	4,702	9,939	(51)
Corporate selling, general and administrative	9,784	-	812	1	1,408	7,563
Stock-based compensation	511	95	14	16	6	380
Depreciation and amortization	8,274	869	59	461	6,575	310
Total operating expenses	83,653	28,613	6,487	8,077	32,750	7,726
Operating income (loss)	14,796	8,136	486	(640)	15,073	(8,259)
INTEREST INCOME	23	-	-	-	-	23
INTEREST EXPENSE	20,830	338	-	-	1,918	18,574
OTHER INCOME, net	(1,721)	2	-	-	-	(1,723)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(4,290)	7,796	486	(640)	13,155	(25,087)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(1,311)	1,993	113	2	3,298	(6,717)
CONSOLIDATED NET (LOSS) INCOME	(2,979)	5,803	373	(642)	9,857	(18,370)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	125	-	-	-	-	125
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (3,104)	$ 5,803	$ 373	$ (642)	$ 9,857	$ (18,495)
Adjusted EBITDA[2]	$ 27,716	$ 9,267	$ 577	$ 99	$ 21,669	$ (3,896)

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Urban One, Inc. will hold a conference call to discuss its results for the first fiscal quarter of 2020. The conference call is scheduled for Thursday, May 28, 2020 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-844-291-6362; international callers may dial direct (+1) 234-720-6995. The Access Code is 3638640.

A replay of the conference call will be available from 1:00 p.m. EDT May 28, 2020 until 12:00 a.m. EDT June 03, 2020. Callers may access the replay by calling 1-866-207-1041; international callers may dial direct (+1) 402-970-0847. The replay Access Code is 4774576.

Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As of March 2020, **Urban One** currently owns and/or operates 61 broadcast stations (including all HD stations, translator stations and the low power television stations we operate) branded under the tradename "Radio One" in 14 urban markets in the United States. Through its controlling interest in **Reach Media, Inc** (blackamericaweb.com), the Company also operates syndicated programming including *the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show*. In addition to its radio and television broadcast assets, Urban One owns **iOne Digital** (ionedigital.com), our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Notes:

1   "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, gain on sale-leaseback and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to industry use of station operating income; however, it reflects our more diverse business and therefore is not completely analogous to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2   "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback, Employment Agreement and incentive plan award expenses and other compensation, contingent consideration from acquisition, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, and gain on retirements of debt. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in the broadcasting industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3   For the three months ended March 31, 2020 and 2019, Urban One had 45,228,164 and 45,001,767 shares of common stock outstanding on a weighted average basis (basic), respectively.

4   For the three months ended March 31, 2020 and 2019, Urban One had 45,228,164 and 45,001,767 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively.